 Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Greenland Acquisition Corporation (the “Company”) on Form S-1 of our report dated April 6, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Greenland Acquisition Corporation as of March 28, 2018 and for the period from December 28, 2017 (inception) through March 28, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

June 29, 2018